VIA EDGAR

March 1, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.W.

Washington, DC 20549

Attn: Ms. Eiko Yaoita Pyles and Mr. Andrew Blume

Re: Constellium SE

Form 20-F for the fiscal year ended December 31, 2022 Filed March 14, 2023

Form 6-K furnished July 26, 2023

File No. 001-35931

Dear Ms. Pyles and Mr. Blume:

Set forth below are responses of Constellium SE, a company incorporated in France (together with its subsidiaries, “Constellium” or the “Company”), to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission provided in your letter, dated November 21, 2023, with respect to the Company’s annual report on Form 20-F referenced above (the “Form 20-F”) and the Form 6-K referenced above (the “6-K”).

For the Staff’s convenience, the text of each of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

We appreciate the time and attention the Staff has dedicated to the matters discussed below, including its constructive dialogue with representatives of the Company during various telephonic conversations.

Form 20-F for the fiscal year ended December 31, 2022 Operating and Financial Review and Prospects

Segment Adjusted EBITDA, page 46

1.

We note your response to prior comment 1. We continue to believe that the adjustment for metal price lag to arrive at Adjusted EBITDA, or any other non-GAAP measure, is inconsistent with the guidance in Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please remove this adjustment from all non-GAAP measures in future filings.

As discussed with the Staff, although we believe that our metal lag adjustment is providing useful and valuable information to our shareholders and other users of our financial statements, we will remove it from all non-GAAP measures in future filings, beginning with the reporting of our first quarter 2024 results.

Form 6-K furnished July 26, 2023 Exhibit 99.1

•

Your response to prior comment 2 states that you consider the non-GAAP measure Value-Added Revenue (“VAR”) as a measure of profitability, which is calculated by deducting certain costs from revenues. We also note from your response that the hedged cost of alloyed metal adjustment does not include all cost of sales items related to the revenue presented in the measure. As a profitability measure, excluding cost of sales items related to the recognized revenue could be misleading considering the measure would exclude normal, recurring, cash operating expenses necessary and directly related to the revenue recognized. Please provide the following information related to the adjustments included in this non-GAAP measure:

•	Provide revenue disaggregated for the amount related to contracts that allow you to pass-through aluminum and alloyed metal prices to customers and those that are based on fixed pricing.

•

For contracts that allow you to pass-through aluminum and alloyed metal prices, explain whether it is within the contract terms that such costs are pass-throughs to the customers, whether the arrangements are considered cost-plus fixed fee or cost reimbursable plus fee types of contracts, and how the cost of the aluminum and alloyed metals are included on invoices or billings to the customer.

•

Explain how the cost of aluminum and cost of alloying metals amounts are determined for the “Hedged cost of alloyed metal” adjustment. For example, tell us whether it represents the actual cost within your cost of sales line item that is based on the weighted average cost of metal under IFRS or another calculation, such as the average all-in aluminum price based on the location where metal was purchased, multiplied by the metal sold in the period.

As discussed with the Staff, we have determined that, beginning with the reporting of our first quarter 2024 results, we will no longer report Value Added Revenue (“VAR”) in future filings.

If you have any questions, please do not hesitate to contact Rina E. Teran at the Company at (443) 420-7861, or the undersigned at (443) 529-0380.

Very truly yours,

/s/ Jack Guo
Jack Guo
Chief Financial Officer

cc:	Jeremy Leach (Constellium SE)

Rina E. Teran (Constellium SE)

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